UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2026 Investor Presentation

2026 First Quarter Financial Results Elad Aharonson | President and CEO May 13 , 2026

Important legal notes

Disclaimer and safe harbor for forward-looking statements

This presentation contains statements that constitute "forward-looking statements," many of which can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate," "strive," "forecast," "targets" and "potential," among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding the company's intent, belief or current expectations. Forward-looking statements are based on management's beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our ability to implement the strategic changes we are outlining in this presentation; changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extraction permits or concessions, including our ability to win the new concession at the Dead Sea in 2030; volatility of supply and demand and the impact of competition; the difference between actual reserves and the company's reserve estimates; natural disasters and costs of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at the company's seaport shipping facilities or regulatory restrictions affecting the company's ability to export the company's products overseas; general market, political or economic conditions in the countries in which the company operates; price increases or shortages with respect to water, energy, and the company's principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the company's plants; labor disputes, slowdowns and strikes involving the company's employees; pension and health insurance liabilities; disruptions from pandemics that may impact the company's sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the company's evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations and restrictions, as well as credit risk; rising interest rates; the outcome of government examinations or investigations; disruption of the company's, or the company's service providers', information technology systems or breaches of the company's, or the company's service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company's cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; the cyclicality of the company's businesses; changes in demand for the company's fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company's control; disruption to sales of our industrial products and phosphate solution segments' products, as well as the company's magnesium products being affected by various factors that are not within the company's control, including changes in global economic conditions and environmental regulations; the company's ability to secure additional resources to continue the company's phosphate mining operations at ICL Rotem; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company's workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; the closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to the company supply and production chains; the filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under "Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the SEC) on March 11, 2026 (the Annual Report). Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements. This presentation for the first quarter of 2026 should be read in conjunction with the Annual Report on Form 20-F, as of and for the year ended December 31, 2025, filed on March 11, 2026, respectively, including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

2

3 Overview | strong 1 Q ’ 26 results (1) Adjusted net income, adjusted EBITDA, adjusted diluted EPS and free cash flow are non - GAAP financial measures; see reconciliat ion tables in appendix. Highlights vs. 1 Q ’ 25 • Sales up 14% • Adjusted net income (1) up 26% • Adjusted EBITDA (1) up 15% • Adjusted EPS (1) up 22% • Demonstrated operational resilience, with exceptional execution • Good growth across key financial metrics • Prices increased for bromine, potash and phosphate • Higher raw material costs and FX headwinds $ 0.11 adjusted diluted EPS (1) $ 412 M adjusted EBITDA (1) $ 2.0 B total sales $ 61 M free cash flow (1) $ 195 M operating cash flow $ 139 M adjusted net income (1)

Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details. Industrial Products US$M EBITDA US$M Sales Key developments in 1 Q ’ 26 • Improvement in both sales and EBITDA YoY • Bromine prices: significant increase YoY • Flame retardants: bromine - based sales up YoY • Clear brine fluids: sales softer YoY, with sales shift to 2 Q ’ 26 • Specialty minerals: sales up YoY, with increased demand in food and pharma and strong seasonal deicing sales • End - markets remain mixed: improved electronics demand but continued softness in construction $ 344 $ 349 $0 $200 $400 $600 1Q'25 1Q'26 $ 76 $ 86 $0 $100 $200 1Q'25 1Q'26 25% 22% 4

5 Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details. Potash • Average potash CIF price per ton of $ 362 vs. $ 300 in 1 Q ’ 25 • Sales and EBITDA up YoY • Production of 1.2 Mmt – ahead of 1 Q ’ 25 • Continued to prioritize best markets, to maximize sales based on profitability • Potash affordability remains relatively attractive • Annual maintenance shutdowns for Dead Sea and Spain in 1 H ’ 26 US$M EBITDA US$M Sales Key developments in 1 Q ’ 26 $ 405 $ 503 $0 $200 $400 $600 $800 1Q'25 1Q'26 $ 118 $ 172 $0 $100 $200 1Q'25 1Q'26 34% 29%

6 $ 573 $ 679 $0 $200 $400 $600 $800 1Q'25 1Q'26 $ 139 $ 131 $0 $100 $200 1Q'25 1Q'26 Phosphate Solutions Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details. (1) For 1 Q ’ 26 , Phosphate Specialties were $ 368 M of segment sales, $ 32 M of OI, $ 13 M of D&A and $ 45 M of EBITDA, while Phosphate Commodities were $ 311 M of segment sales, $ 49 M of OI, $ 37 M of D&A and $ 86 M of EBITDA. US$M EBITDA US$M Sales 19% 24% • Sales increased on improved volumes and prices • EBITDA impacted by higher raw material prices • Specialty food solutions: sales improved, with new customers, continued growth in China and addition of Bartek • China: YPH JV benefitted from higher prices • Raw materials: costs continued to trend higher, especially for sulfur – up more than 100 % YoY Key developments in 1 Q ’ 26

Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details. 7 Growing Solutions $ 495 $ 551 $0 $200 $400 $600 $800 1Q'25 1Q'26 $ 47 $ 49 $0 $100 $200 1Q'25 1Q'26 US$M EBITDA US$M Sales 9% 9% • Specialty fertilizer growth helped drive higher sales • Europe: good sales and profitability driven by continued focus on optimizing mix • Asia: robust sales, with growth from all major products • North America: sales flat, with slow start to spring planting • Brazil: impacted by global uncertainty and market competition • India: opened new WSF facility, with 30 kmt of annual capacity • Managing higher raw material costs • Initiated sales review process for Boulby Key developments in 1 Q ’ 26

Delivered strong start to year • Good growth across key financial metrics 8 Swiftly navigated changes in market conditions • Demonstrated operational resilience, with exceptional execution Focused on production improvements • Driving efficiencies across operations Continued to manage cost inputs and other headwinds • FX impact to potentially linger throughout 2026 Key takeaways | 1 Q ’ 26

Guidance | FY'26



Increasing adjusted EBITDA[1] by $100M to $1.5B to $1.7B

Maintaining Potash sales volumes of 4.5Mmt to 4.7Mmt

Annual adjusted tax rate of ~30%

Monitoring USD vs. NIS and higher raw material prices

As of 5.13.26. (1) Adjusted EBITDA is a non-GAAP measure; please see appendix for additional details. The company provides guidance for consolidated adjusted EBITDA and for its Potash segment, it provides sales volumes guidance. The company believes this information provides greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate performance and compare financial results between periods.

ICL 9

First Quarter 2026 Financial Results Aviram Lahav CFO

Key indicators | QoQ average change

Macro	Inflation =	Interest Rates =	USD vs. NIS ↓	U.S. Housing Starts ↑
Fertilizer	Grain Price Index ↑	Farmer Sentiment ↓	Commodity Prices =	Supramax Timecharter Average Price ↑
Other	U.S. Retail Trade and Food Services ↑	P2O5 Prices =	Chinese Bromine Price Trend ↑	U.S. Durable Goods ↑

Notes: See appendix for additional details, including timing.



11

12 Sales bridge First quarter | 2026 Notes: Numbers rounded to closest million; Other includes intercompany eliminations. Sales by segment US$M Sales US$M $ 1,767 $ 2,023 $ 5 $ 98 $ 106 $ 56 ($ 9 ) $0 $500 $1,000 $1,500 $2,000 $2,500 1Q'25 Industrial Products Potash Phosphate Solutions Growing Solutions Other 1Q'26 $ 1,767 $ 2,023 $ 12 $ 159 $ 85 $0 $500 $1,000 $1,500 $2,000 $2,500 1Q'25 Volume Price Exchange Rate 1Q'26 $ 551 $ 679 $ 503 $ 349 Other ($59) IP Potash PS GS

13 Profit bridge First quarter | 2026 Notes: Adjusted EBITDA is a non - GAAP financial measure; please see reconciliation tables in appendix. Numbers rounded to closest million; Other includes intercompany eliminations. Adjusted EBITDA by segment US$M Adjusted EBITDA US$M $ 359 $ 412 $ 10 $ 54 ($ 8 ) $ 2 ($ 5 ) $0 $100 $200 $300 $400 $500 $600 1Q'25 Industrial Products Potash Phosphate Solutions Growing Solutions Other 1Q'26 $ 359 $ 412 ($ 1 ) $ 159 ($ 21 ) ($ 75 ) $ 5 ($ 7 ) ($ 7 ) $0 $100 $200 $300 $400 $500 $600 1Q'25 Volume Price Exchange Rate Raw Materials Energy Transport Other 1Q'26 $ 49 $ 131 $ 172 $ 86 Other ($26) IP Potash PS GS

14 Financial highlights | 1 Q ’ 26 Notes: Available cash resources, as of 3.31.26 , and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Net debt to adjusted EBITDA and FCF, as of 3.31.26 , are non - GAAP financial measure; see appendix for additional details. Dividend yield, as of 3.31.26 , shown on TTM basis and calculated by summing dividends paid per share for past four quarters, divided by price per share on f ina l trading day of quarter. Cash resources $ 1.5 B available Cash flow OCF of $ 195 M FCF improved YoY Shareholder return 1 Q ’ 26 dividend $ 69 M Annual yield 3.7 % Net debt to adjusted EBITDA 1.5 x Fitch & S&P ratings reaffirmed BBB - Stable outlook

Thank you Contact Peggy.ReillyTharp@icl - group.com for more information on ICL View our interactive data tool at: https://investors.icl - group.com/interactive - data - tool/default.aspx

Key market metrics | macro indicators

Inflation
Rate



USA
Eurozone
UK
China
Brazil
India
15%
10%
5%
0%
-5%
1Q'22
2Q'22
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25
2Q'25
3Q'25
4Q'25
1Q'26

Short term interest rates
Percentage



USA
Eurozone
China
Brazil
India
18%
14%
10%
6%
2%
-2%
1Q'22
2Q'22
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25
2Q'25
3Q'25
4Q'25
1Q'26

USD vs. NIS
Index



4.00
3.50
3.00
1Q'22
2Q'22
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25
2Q'25
3Q'25
4Q'25
1Q'26

U.S. housing starts
Units in thousands



450
400
350
300
1Q'22
2Q'22
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25
2Q'25
3Q'25
4Q'25
1Q'26

Sources: CPI Inflation, short-term interest rates and U.S. housing starts – CRU and Oxford Economics, as of 5.4.26. USD vs. NIS – Bank of Israel at quarter end, as of 5.4.26.

16

Key market metrics | fertilizer indicators Sources: Grain prices – CME, Grain Price Index – calculated, both as of 1 Q ’ 26 . Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 5.5.26 . Potash (granular bulk FOB U.S. NOLA barge spot, US$/ st ), TSP (g ranular bulk CFR Brazil spot, US$/t) , urea (granular bulk FOB Egypt spot, US$/t) and sulfur (bulk FOB Middle East spot, US$/t) – CRU, as of 1 Q ’ 26 . Supramax – Hudson Shipping, as of 3.30. 26 . 17 Commodity prices US$ Supramax Timecharter Average US$/day Grain Price Index US¢/bushel $0 $1,000 $2,000 1Q'22 2Q'22 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 Corn Rice Wheat Soybeans Grain Price Index Farmer sentiment Index 50 100 150 1Q'22 2Q'22 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 Apr'26 Relevant for Potash, Growing Solutions and Phosphate Commodities $0 $10,000 $20,000 $30,000 $40,000 1Q'22 2Q'22 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 $0 $400 $800 $1,200 1Q'22 2Q'22 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 Potash TSP Urea Sulfur

Key market metrics | other indicators 18 Relevant for Industrial Products and Phosphate Specialties Sour ces: Chinese bromine p rices – b ased on internal estimates, as of 1 Q ’ 26 . P 2 O 5 (phosphoric acid bulk CFR India quarterly 100 % P 2 O 5 contract, US$/t) – CRU, as of 1 Q ’ 26 . U.S. durable goods (shown at quarter - end) from Real Personal Consumption Expenditures: Durable Goods – U.S. Bureau of Economic Analysis via Federal Reserve Bank of St. Louis, as of 5.4 .2 6 . U.S. retail trade and food sales (shown at quarter - end) from Advance Retail Sales: Retail Trade and Food Services – U.S. Census Bureau via Federal Reserve Bank of St. Louis, as of 5. 4.26 Chinese bromine Price trend US$ U.S. durable goods US$B 1Q'22 2Q'22 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 $1,800 $2,000 $2,200 1Q'22 2Q'22 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 U.S. retail trade and food services US$M $600,000 $700,000 $800,000 1Q'22 2Q'22 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 P 2 O 5 US$/t $500 $1,000 $1,500 $2,000 1Q'22 2Q'22 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26

1 Q ’ 26 1 Q ’ 25 Phosphate Solutions (1) US$M $ 679 $ 573 Segment sales $ 81 $ 91 Segment operating income 12% 16 % Segment operating margin $ 50 $ 48 Depreciation and amortization $ 131 $ 139 Segment EBITDA 19% 24 % Segment EBITDA margin Calculation of segment EBITDA | 1 Q ’ 26 1 Q ’ 26 1 Q ’ 25 Industrial Products US$M $ 349 $ 344 Segment sales $ 71 $ 62 Segment operating income 20% 18 % Segment operating margin $ 15 $ 14 Depreciation and amortization $ 86 $ 76 Segment EBITDA 25% 22 % Segment EBITDA margin 1 Q ’ 26 1 Q ’ 25 Potash US$M $ 503 $ 405 Segment sales $ 105 $ 56 Segment operating income 21% 14 % Segment operating margin $ 67 $ 62 Depreciation and amortization $ 172 $ 118 Segment EBITDA 34% 29 % Segment EBITDA margin 19 1 Q ’ 26 1 Q ’ 25 Growing Solutions US$M $ 551 $ 495 Segment sales $ 30 $ 28 Segment operating income 5% 6 % Segment operating margin $ 19 $ 19 Depreciation and amortization $ 49 $ 47 Segment EBITDA 9% 9 % Segment EBITDA margin (1) For 1 Q ’ 26 , Phosphate Specialties were $ 368 M of segment sales, $ 32 M of OI, $ 13 M of D&A and $ 45 M of EBITDA, while Phosphate Commodities were $ 311 M of segment sales, $ 49 M of OI, $ 37 M of D&A and $ 86 M of EBITDA.

Segment results analysis | 1 Q ’ 26 Growing Solutions Phosphate Solutions (1) Potash Industrial Products Segment Sales US$M $ 495 $ 573 $ 405 $ 344 1 Q ’ 25 $ 6 $ 21 $ 22 ($ 42 ) Quantity $ 13 $ 63 $ 62 $ 40 Price $ 37 $ 22 $ 14 $ 7 Exchange rates $ 551 $ 679 $ 503 $ 349 1 Q ’ 26 Growing Solutions Phosphate Solutions (1) Potash Industrial Products Segment EBITDA US$M $ 47 $ 139 $ 118 $ 76 1 Q ’ 25 $ 2 $ 4 $ 4 ($ 18 ) Quantity $ 13 $ 63 $ 62 $ 40 Price $ 2 ($ 5 ) ($ 3 ) ($ 6 ) Exchange rates ($ 26 ) ($ 71 ) - $ 3 Raw materials $ 3 - $ 2 - Energy $ 1 $ 2 ($ 12 ) $ 3 Transportation $ 7 ($ 1 ) $ 1 ($ 12 ) Operating and other expenses $ 49 $ 131 $ 172 $ 86 1 Q ’ 26 20 (1) For 1 Q ’ 26 , Phosphate Specialties were $ 368 M of segment sales, $ 32 M of OI, $ 13 M of D&A and $ 45 M of EBITDA, while Phosphate Commodities were $ 311 M of segment sales, $ 49 M of OI, $ 37 M of D&A and $ 86 M of EBITDA.

Reconciliation tables | 1 Q ’ 26 Calculation of adjustments 1 Q ’ 26 1 Q ’ 25 Adjusted EBITDA US$M $ 140 $ 106 Net income $ 42 $ 37 Financing expenses, net $ 53 $ 42 Taxes on income - - Less: Share in earnings of equity - accounted investees $ 235 $ 185 Operating income $ 160 $ 151 Depreciation and amortization $ 17 $ 23 Adjustments (1) $ 412 $ 359 Adjusted EBITDA 1 Q ’ 26 1 Q ’ 25 Free cash flow US$M $ 195 $ 165 Cash flow from operations ($ 134 ) ($ 190 ) Additions to PP&E, intangible assets and dividends from equity - accounted investees (2) $ 61 ($ 25 ) Free cash flow 1 Q ’ 26 1 Q ’ 25 Adjusted NI and diluted EPS US$M, ex. per share $ 126 $ 91 Net income, attributable $ 17 $ 23 Adjustments (1) ($ 4 ) ($ 4 ) Total tax adjustments $ 139 $ 110 Adjusted net income, attributable 1,291 1,291 Weighted - average number of diluted ordinary shares outstanding in millions $ 0.11 $ 0.09 Adjusted diluted EPS 1 Q ’ 26 Net debt to adjusted EBITDA (3) US$M $ 2,178 Net debt $ 1,488 Adjusted EBITDA 1.5 Net debt to adjusted EBITDA 21 Note: Numbers may not add, due to rounding and set - offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non - GAAP) – in corresponding quarters ’ earnings release. (2) Includes proceeds from sale of property, plants and equipment. (3) Net debt to adjusted EBITDA ratio calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA, excluding net income attributed to non - controlling interests.

Guidance and non - GAAP financial measures Guidance: The company only provides guidance on a non - GAAP basis. The company does not provide a reconciliation of forward - looking adjuste d EBITDA (non - GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because s pecial items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to f ore cast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be mat eri al and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non - GAAP). The guidance speaks only as of the date hereof. The company und ertakes no obligation to update any of these forward - looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless requi red by law. The company provides guidance for consolidated adjusted EBITDA, and for its Potash business the company provides sales volumes guidance. The company believes this information provid es greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate the company ’ s performance and compare its financial results between periods. Non - GAAP financial measures: The company discloses in this quarterly report non - IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company ’ s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company ’ s shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period t o p eriod. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table on slide 16 . Certain of these items may recur. The company calculates adjusted net income attributable to the company ’ s shareholders by adjusting net income attributable to the company ’ s shareholders to add certain items, as set forth in the reconciliation table under “ adjusted net income and diluted earnings per share ” in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per sha re by dividing adjusted net income by the weighted - average number of diluted ordinary shares outstanding. Free cash flow is calculated as c ash flow from operations less any additions to PP&E , intangible assets, and dividends from equity - accounted investees. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity - account ed investees, depreciation and amortization, and certain adjustments presented in the reconciliation tables under “ consolidated adjusted EBITDA ” in the appendix, which were adjusted for in calculating the adjusted operating income. You should not view adjusted operating income, adjust ed net income attributable to the company ’ s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company ’ s shareholders determined in accordance with IFRS, and you should note that the company ’ s definitions of adjusted operating income, adjusted net income attributable to the company ’ s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Addit ion ally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company ’ s non - IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company ’ s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Manag eme nt uses these non - IFRS measures to evaluate the company's business strategies and management performance. The company believes these non - IFRS measures provide useful information to inves tors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance. The company presents a discussion in the period - to - period comparisons of the primary drivers of change in the company ’ s results of operations. This discussion is based in part on management ’ s best estimates of the impact of the main trends on the company ’ s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company ’ s financial statements. 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 13, 2026